UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 24, 2023, the board of directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company”) ratified and approved, based on the compensation committee (the “Committee”) of the Board’s recommendation, to amend employment agreement of Mr. Weilai Zhang, the CEO and Chairman of the Company, (as amended, the “Amended Employment Agreement”), based on the Company’s operating results and financial conditions reported for the six months ended June 30, 2023. Pursuant to the Amended Employment Agreement Mr. Zhang’s monthly compensation as the CEO of the Company was changed from $10,000 in cash and $20,000 in Class A ordinary shares, no par value (the “Class A Ordinary Shares”) to $10,000 in cash and $20,000 in Class B ordinary shares, no par value (the “Class B Ordinary Shares”), calculated based on the closing price of the Class A Ordinary shares on the last trading day of such month, starting on October 1, 2023. Except for the changes expressly described above, the Amended Employment does not amend, supplement or update any information contained in the original employment agreement of Mr. Zhang dated January 5, 2023. In addition, the Board approved, as recommended by the Committee, to issue 100,000 Class B Ordinary Shares to Mr. Zhang, as a bonus, given the Company’s operating results and financial conditions reported for the six months ended June 30, 2023.

A copy of the Amended Employment Agreement is attached hereto as Exhibit 10.1. The foregoing description of the Amended Employment Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Amended Employment Agreement.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: November 3, 2023